

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2011

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425/8 ˚ andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

     Re: **Tele Norte Leste Participações S.A.**
           Form 20-F for Fiscal Year Ended December 31, 2009
           Filed July 1, 2010
           File No. 1-14487

Dear Mr. Zornig:

     We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Larry Spirgel
           Assistant Director